5/13



03050581

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Carso SA De CV

*CURRENT ADDRESS

82-3175

AR/S

**FORMER NAME 12-31-02 03 MAY 13 AM 7:21

PROCESSED MAY 20 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3175 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dw

DATE : 5/19/03

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

INDEX

Contents	Page

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México, D.F.
Teléfono 5 263 6000
Fax 5 263 6010

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, February 28, 2003

To the Stockholders of
Grupo Carso, S. A. de C. V. and Subsidiaries

We have examined the consolidated balance sheet of Grupo Carso, S. A. de C. V. and Subsidiaries (Grupo Carso) at December 31, 2002, and the consolidated related statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's Management. Our responsibility is to express an opinion on those financial statements based on our audits. The financial statements of some subsidiaries whose assets and income represent 37% of consolidated totals at December 31, 2002 were examined by other public accountants, and our opinion on the figures included by the subsidiaries is based exclusively on the opinion issued by said public accountants.

We conducted our audits in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, based on our examination and on the opinion of other public accountants referred to in the first paragraph above, the aforementioned financial statements present fairly the financial position of Grupo Carso, S. A. de C. V. and Subsidiaries at December 31, 2002, and the results of operations, and the changes in stockholders' equity and in financial position for the years then ended, in conformity with generally accepted accounting principles.

PRICEWATERHOUSECOOPERS

The consolidated financial statements for the period ended December 31, 2001, prior to the reformulation presented for comparative purposes, as described in Note 2d., were examined by other independent public accountants, who issued an unqualified opinion dated March 15, 2002.

PricewaterhouseCoopers

Alfredo M. Bolio y Lope
Audit Partner

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Figures stated in thousands of pesos of December 31, 2002 purchasing power

Assets	December 31, 2002	December 31, 2001
CURRENT ASSETS:		
Cash and temporary investments	Ps 2,424,913	Ps 3,981,641
Accounts receivable - Net (Note 4)	8,577,598	10,365,474
Inventories - Net (Note 6)	9,623,192	10,261,961
Advance payments	93,975	209,634
Total current assets	20,719,678	24,818,710
Long-term accounts receivable	59,890	101,085
Investment in shares of associated companies	2,364,708	2,293,028
FURNITURE, MACHINERY AND EQUIPMENT:		
Buildings and leasehold improvements	18,617,723	17,720,639
Machinery and equipment	33,994,410	30,645,693
Transportation equipment	1,013,546	1,090,101
Furniture and equipment	2,110,004	2,071,033
Computer equipment	1,342,703	1,306,288
	57,078,386	52,833,754
Accrued depreciation	(29,920,656)	(26,793,277)
	27,157,730	26,040,477
Land	7,417,995	7,430,217
Construction in process	927,319	2,020,740
	35,503,044	35,491,434
OTHER ASSETS - Net	4,223,658	4,661,698
Total assets	Ps62,870,978	Ps67,365,955

Liabilities and Stockholders' Equity	December 31, 2002	December 31, 2001
SHORT-TERM LIABILITIES:		
Short-term bank loans and current portion of long-term debt (Note 7)	Ps 7,679,569	Ps11,101,420
Suppliers	4,272,247	4,655,982
Accounts payable and other accrued expenses	2,384,375	2,982,842
Tax on processed tobacco	1,234,471	690,239
Tax payable	444,902	226,660
Employees' statutory profit sharing (Note 11)	508,209	569,449
Total short-term liabilities	16,523,773	20,226,592
LONG-TERM LIABILITIES:		
Long-term debt (Note 7)	9,767,483	12,076,260
Deferred income tax (Note 11)	8,862,108	9,713,948
Deferred income - Net	228,430	175,285
Total long-term liabilities	18,858,021	21,965,493
Total liabilities	35,381,794	42,192,085
STOCKHOLDERS' EQUITY (Note 10):		
Capital stock	5,512,949	5,541,418
Net premium on placement of shares	1,770,735	1,770,735
Retained earnings	49,792,610	48,395,717
Accrued effect of deferred income tax	(6,855,024)	(6,855,024)
Insufficiency in the restatement of Stockholders' equity	(28,327,862)	(28,753,724)
Investment of majority stockholders	21,893,408	20,099,122
Minority interest	5,595,776	5,074,748
Total stockholders' equity	27,489,184	25,173,870
COMMITMENTS (Note 13)		
CONTINGENCIES (Note 14)		
Total liabilities and stockholders' equity	Ps62,870,978	Ps67,365,955

The accompanying fifteen notes are an integral part of these financial statements.

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Figures stated in thousands of pesos of December 31, 2002 purchasing power

	Year ended December 31,	
	2002	2001
Net sales	Ps51,885,391	Ps 54,304,921
Cost of sales	(37,034,839)	(38,025,868)
Gross profit	14,850,552	16,279,053
Sales and administration expenses	7,854,870	7,877,737
Operating profit	6,995,682	8,401,316
Comprehensive financing cost:		
Interest earned	926,690	1,316,985
Interest paid	(3,677,332)	(4,619,562)
Exchange loss - Net	(633,613)	(160,512)
Gain monetary position	1,245,072	904,535
	(2,139,183)	(2,558,554)
Other expenses - Net	409,673	1,016,453
Amortization of goodwill - Net	220,082	18,669
Profit before the following items	4,226,744	4,807,640
Provisions for (Note 11):		
Income tax	1,660,731	2,461,882
Employees' statutory profit sharing	397,807	509,953
Profit before equity in the results of associated companies	2,168,206	1,835,805
Equity in the results of associated companies	841,001	561,177
Net profit	Ps 3,009,207	Ps 2,396,982
Profit of majority interest	Ps 2,039,411	Ps 1,721,215
Profit of minority interest	969,796	675,767
Net profit	Ps 3,009,207	Ps 2,396,982
Net profit per common share	Ps 2.31	Ps 1.93

The accompanying fifteen notes are an integral part of these financial statements.

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Figures stated in thousands of pesos of December 31, 2002 purchasing power

	Capital stock	Net Premium on placement of shares	Retained earnings: Reserve for the repurchase of own shares	Retained earnings: From prior periods	Accrued effect of deferred income tax	Insufficiency in the restatement of stockholders' equity	Minority interest	Total
Balances at January 1, 2001	Ps7,393,774	Ps2,360,966	Ps3,130,999	Ps46,468,767	(Ps6,855,024)	(Ps27,014,347)	Ps10,468,381	Ps35,953,516
Effects of spin-off	(1,847,001)	(590,231)	(762,011)	(2,080,350)			(5,113,601)	(10,393,194)
Repurchase of own shares	(5,355)		(82,903)					(88,258)
Reduction in shareholding of minority shareholders of subsidiaries							(118,368)	(118,368)
Dividends declared for minority shareholders of subsidiaries							(254,421)	(254,421)
	(1,852,356)	(590,231)	(844,914)	(2,080,350)			(5,486,390)	(10,854,241)
Effect of conversion						64,786		64,786
Effect of restatement						(1,804,163)	(583,010)	(2,387,173)
Net profit for the year				1,721,215			675,767	2,396,982
Comprehensive profit				1,721,215		(1,739,377)	92,757	74,595
Balances at December 31, 2001	5,541,418	1,770,735	2,286,085	46,109,632	(6,855,024)	(28,753,724)	5,074,748	25,173,870
Repurchase of own shares	(28,469)		(642,518)					(670,987)
Reduction in shareholding of minority shareholders of subsidiaries from purchase of shares							(122,307)	(122,307)
Capital reimbursement and dividends declared to minority shareholders of subsidiaries							(384,963)	(384,963)
	(28,469)		(642,518)				(507,270)	(1,178,257)
Effect of conversion						(51,896)		(51,896)
Effect of restatement						477,758	58,502	536,260
Net profit for the year				2,039,411			969,796	3,009,207
Comprehensive profit				2,039,411		425,862	1,028,298	3,493,571
Balances at December 31, 2002	Ps5,512,949	Ps1,770,735	Ps1,643,567	Ps48,149,043	(Ps6,855,024)	(Ps28,327,862)	Ps 5,595,776	Ps27,489,184

The accompanying fifteen notes are an integral part of these financial statements.

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Figures stated in thousand of pesos of December 31, 2002 purchasing power

	Year ended December 31,	
Operations:	2002	2001
Net profit	Ps 3,009,207	Ps 2,396,982
Charges to income not affecting resources:		
Depreciation and amortization	2,069,801	1,964,623
Amortization of goodwill - Net	220,082	18,669
Labor obligations	87,781	61,112
Equity in the results of associated companies	(841,001)	(561,177)
Deferred income tax	(477,037)	614,822
Other virtual items	159,027	787,938
	1,218,653	2,885,987
Net variation in working capital, except cash and temporary investments and bank loans	2,063,625	(827,343)
Resources arising from operations	6,291,485	4,455,626
Financing:		
Increase in short and long-term bank loans - Net	(5,648,706)	(3,085,397)
Repurchase of own shares	(670,987)	(88,258)
Reduction on minority shareholders of subsidiaries and dividends declared to minority shareholders of subsidiaries	(384,963)	(372,789)
Resources used in financing activities	(6,704,656)	(3,546,444)
Investments:		
Increase in permanent investments	(265,847)	(566,429)
Acquisition of property, machinery and equipment - Net	(1,400,494)	(2,078,634)
Acquisition of other assets	(124,342)	(118,834)
Dividends received from associates	647,126	985,452
Resources used in investment activities	(1,143,557)	(1,778,445)
Reduction in cash and temporary investments	(1,556,728)	(869,263)
Cash and temporary investments at beginning of year	3,981,641	4,850,904
Cash and temporary investments at end of year	Ps 2,424,913	Ps 3,981,641

The accompanying fifteen notes are an integral part of these financial statements.

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2002 AND 2001

Figures stated in thousands of pesos of December 31, 2002 purchasing power, and in thousands of US dollars, except for exchange rates and number of shares

NOTE 1 - COMPANY OPERATIONS:

Grupo Carso, S. A. de C. V. (Grupo Carso or company) carries out its operations through subsidiary companies, of which it directly or indirectly holds a majority of the common shares, or which it otherwise controls. It also has investments in associated companies, in which it has significant administrative influence, although not outright control.

The accompanying consolidated financial statements include those of Grupo Carso and subsidiaries. The most significant of those subsidiaries are as follows:

Company	Principal operations	Percentage of shareholding (%) 2002	2001
Grupo Calinda, S. A. de C. V. and subsidiaries (Calinda)	Hotel services	100.00	100.00
Grupo Sanborns, S. A. de C. V. and subsidiaries (Sanborns)	Operation of department stores, gift shops, record stores, restaurants, cafeterias, cake shops, and administration of commercial centers	81.19	79.76
Empresas Frisco, S. A. de C. V. and subsidiaries (Frisco)	Mining-metallurgy, chemicals and railway transportation	99.72	99.61
Grupo Condumex, S. A. de C. V. and subsidiaries (Condumex)	Manufacture and sale of products for the construction industry, the automobile industry and the energy and telecommunications industry	99.54	99.54
Industrias Nacobre, S. A. de C. V. and subsidiaries (Nacobre)	Manufacture and sale of products derived from copper and aluminum and the respective aloes, as well as flexible tubes manufactured with vinyl polychloride	99.89	99.89
Porcelanite, S. A. de C. V. and subsidiaries (Porcelanite)	Production and sale of coverings for floors, walls and similar surfaces	99.93	99.93
Cigarros de Tabacalera Mexicana, S. A. de C. V. and subsidiary (Cigatam)	Sharecropping of tobacco and manufacture of cigarettes	50.01	50.01
Galas de México, S. A. de C. V. (Galas)	Production and sale of printed matter, lithographic matter and bookbinding	100.00	80.51
Artes Gráficas, S. A. de C. V. (Artes Gráficas)	Production and sale of printed bags and polyethylene and polypropylene film for use in consumer products	84.67	68.19

Due to the drop in international gold and silver prices, in October 2001, the Frisco Board of Directors decided to temporarily suspend the mining operations of Compañía San Felipe, S. A. de C. V., which was left with a skeleton maintenance and surveillance crew. Frisco then set in motion a plan to reorganize the company.

In 2001, the stockholders approved the spin-off of CompUSA, Inc. The net Ps251,289 effect of the spin-off operation is included in that period under "Other expenses - Net" in the attached statement of income.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, and are stated in thousands of pesos of purchasing power for the most recent period.

Below is a summary of the most significant accounting policies:

a. Significant balances and transactions carried out among the consolidating companies have been eliminated in consolidation. The consolidation was carried out on the basis of audited financial statements of all the significant subsidiaries.

b. Investments in securities include investments in debt and capital securities, which are initially recorded at acquisition cost, and subsequently restated to reasonable value, which approximates market value. Reasonable value is the amount for which a financial asset can be exchanged or a financial liability can be settled between interested willing parties in a freely competitive transaction.

c. Investments in derivative financial instruments are used mainly for the purpose of reducing the risk of adverse movements in interest and exchange rates. Realized and unrealized results on those investments, in the case of coverage operations, are recorded by the valuation method applied to the asset or liability covered, and in the case of speculative operations, at realization value or reasonable value at the date of sale or at the close of the period, respectively (see Note 8).

d. The investment in shares of associates is valued by the equity method. Under that method, the acquisition cost of the shares is modified for the proportional part of changes in stockholders' equity accounts of associates occurring subsequent to the date of purchase.

   During the year ended December 31, 2002, Corporacion Industrial Llantera, S. A. de C. V. obtained audited financial information on Continental Automotive, Inc., the holding company of the associate Continental Tire North America, Inc., with which it was determined that the amount of the investment (Ps904,451) had lost its value at December 31, 2001. The amount was therefore applied to retained earnings. Consequently, the financial statements for the year ended December 31, 2001 have been reformulated for comparison purposes, and the above-mentioned amount is shown under "Other expenses - Net".

e. Inventories and cost of sales are originally recorded at historical cost, and subsequently restated to replacement cost. Values thus determined do not exceed market value (see Note 6).

f. Property, machinery and equipment originating in Mexico are expressed at restated value, determined by applying National Consumer Price Index (NCPI) factors to acquisition or construction cost.

   Machinery and equipment originating abroad are restated by applying factors reflecting inflation for the country of origin at the date of valuation (converted to Mexican pesos at the rate of exchange in effect at the close of the period) to historical cost stated in the currency of origin.

   Depreciation is calculated by the straight-line method, based on the useful lives of the assets estimated by management, on both acquisition or construction cost and on restatement increments. Said useful lives are not mentioned, since they vary significantly due to the diversification of the business segments in which the group operates.

g. Goodwill (the excess of cost of shares of subsidiaries and associates over book value) and negative goodwill (the excess of book value over the cost of shares of subsidiaries and associates) are expressed at restated value determined by applying NCPI factors to the original value, less accrued amortization. Amortization is calculated by the straight-line method, applying the rates of 10% and 20% to restated balances, respectively. If they are expected to lose their value, they are cancelled in the year in which the loss becomes known.

h. Income tax is recorded by the full-scope method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities (see Note 11).

   Deferred Employees' Statutory Profit Sharing is recorded only on the basis of temporary differences between the net book and tax profit for the period applicable for Employees' Statutory profit sharing, which can be reasonably assumed to give rise to a liability or a benefit in the future.

i. Seniority premiums, which employees are entitled to receive upon termination of employment after 15 years of service, as well as obligations under employee retirement plans, to which they do not contribute, are recorded as cost for the years in which the respective services are rendered, based on actuarial studies using the projected unit credit method (see Note 9).

   Other compensation based on seniority to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is applied to income in the year in which it becomes payable.

j. Capital stock, the net premium on the placement of shares, the reserve for the repurchase of own shares, retained earnings and the accrued effect of deferred tax represent the value of those items in terms of purchasing power at the close of the most recent period, and are determined by applying NCPI factors to historical amounts.

k. The net premium on placement of shares represents the difference between the payment made for the subscribed shares and the theoretical value of those shares, and is restated by applying NCPI factors.

l. The insufficiency in the restatement of capital comprises the initial accrued result on monetary position and from the effects of inflation (the result of holding nonmonetary assets), stated in pesos of purchasing power at the close of the most recent period.

m. The comprehensive profit is represented by the net profit plus the effects of restatement and conversion, as well as by items required by specific provisions to be reflected in stockholders' equity, and do not constitute capital contributions, reductions or distributions, and are restated on the basis of NCPI factors.

n. The result on monetary position represents the inflationary gain, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, stated in pesos of purchasing power for the most recent period. Inflation rates were 5.70% in 2002 and 4.40% in 2001.

o. The profit per share is the result of dividing the consolidated net profit for the period by the weighted average of current shares. Average current shares were 882,262,311 and 890,565,821 in 2002 and 2001, respectively.

p. Transactions in foreign currency are recorded at the rate of exchange in effect on the date those transactions are entered into. Assets and liabilities denominated in foreign currency are shown in local currency, at the rate of exchange in effect on the balance sheet date. Differences arising from fluctuations in exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet date, are applied to income (see Note 3).

q. Figures for 2001 have been reclassified to adjust them to the current presentation.

NOTE 3 - FOREIGN CURRENCY POSITION:

The company had the following monetary assets and liabilities in US dollars:

	December 31,	
	2002	2001
Assets	Dls. 311,308	Dls. 421,999
Liabilities	(1,019,851)	(1,208,858)
Net short position	(Dls. 708,543)	(Dls. 786,859)

At December 31, 2002 and 2001, the exchange rates were Ps10.3125 and Ps9.1423 per US dollar, respectively. At February 28, 2003, date of issuance of the audited consolidated financial statements, the exchange rate was Ps11.0329 per US dollar.

Below is information on the principal foreign currency operations carried out in dollars:

	December 31,	
	2002	2001
Sales	Dls. 452,113	Dls. 514,986
Interest earned	2,262	154
Other income	48,222	3,375
Purchases	(484,601)	(751,561)
Interest paid	(29,589)	(66,125)
Other	(276,837)	(35,641)
Net	(Dls. 288,430)	(Dls. 334,812)

NOTE 4 - ACCOUNTS RECEIVABLE:

The accounts receivable balance is as follows:

	December 31,	
	2002	2001
Customers	Ps 7,738,132	Ps 7,631,170
Sundry debtors	755,211	1,106,451
	8,493,343	8,737,621
Estimation for doubtful accounts	(319,031)	(200,705)
	8,174,312	8,536,916
Recoverable tax	325,111	1,247,337
Other	78,175	581,221
	Ps 8,577,598	Ps 10,365,474

NOTE 5 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

The principal balances with related parties were as follows:

	December 31,	
Accounts receivable:	2002	2001
Teléfonos de México, S. A. de C. V.	Ps 470,725	Ps 645,320
Sinergia Soluciones Integrales de Energía, S. A. de C. V.	286,384	377,683
América Movil, S. A. de C. V.	28,538	70,577
Delphi Packard Electric	46,981	60,255
Short and long-term debt:		
Banco Inbursa, S. A.	4,791,921	7,137,485

The principal transactions with related parties were as follows:

	December 31,	
	2002	2001
Income:		
Sales*	Ps 15,681,112	Ps 16,042,703
Disbursements:		
Interest	733,727	930,599
Purchases	604,223	572,249
Expenses	312,956	372,886

* Includes sales of the subsidiary Cigatam to the associate (49.995% of the company) Phillip Morris México, S. A. de C. V., which sells and distributes its products, amounting to Ps10,396,998 and Ps9,268,626 in 2002 and 2001, respectively.

NOTE 6 - INVENTORIES:

Inventories are comprised as follows:

	December 31,	
	2002	2001
Raw materials	Ps3,143,510	Ps 2,428,059
Production in process	648,274	1,191,790
Finished product	1,235,679	1,947,423
Merchandise in stores	3,311,856	3,589,843
Merchandise in transit	256,899	517,067
Spare parts and other inventories	1,272,109	769,703
	9,868,327	10,443,885
Estimation for obsolete inventories	(245,135)	(181,924)
	Ps9,623,192	Ps10,261,961

NOTE 7 - BANK LOANS AND SHORT AND LONG-TERM DEBT:

Long and short-term documents payable are subject to variable interest rates. Interest rates at the close of December 2002 were a weighted average of 8.54% for local currency and 3.61% for dollars.

The long-term debt is comprised as follows:

	December 31,	
	2002	2001
Syndicated loans, in local currency and in US dollars at variable rates, with quarterly maturities	Ps7,566,407	Ps 8,444,730
Direct loans and export loans	5,582,319	6,648,027
Other long-term loans	732,515	1,076,828
	13,881,241	16,169,585
Less-Current portion	(4,113,758)	(4,093,325)
Long-term debt	Ps9,767,483	Ps12,076,260

The long-term debt is subject to variable interest rates. Interest rates at the close of December 2002 were a weighted average of 8.71% for local currency and 3.00% for dollar loans.

The Grupo Carso subsidiaries have contracted direct and export incentive loans at variable medium and long-term rates, with a last maturity in 2012.

On December 16, 2000, Nacobre, Frisco, Porcelanite and Sanborns signed a syndicated loan agreement, with the collateral of Grupo Carso, for 370,000 dollars, payable in three installments beginning in December 2002 and ending in December 2003. At December 31, 2002, the unpaid balance of the loan is 246,670 dollars.

Condumex has a 175,000 dollar loan. The contract was signed in May 2001, and is for a period of three years, with a last maturity in October 2003. At the close of 2002, the unpaid balance is 87,500 dollars.

In August 2001, Sanborns received a Ps1,800,000 syndicated loan, which is currently in place. The loan is for a period of five years, with the last maturity in August 2006.

In September 2002, Nacobre, Frisco, Porcelanite and Sanborns signed a loan agreement with the collateral of Grupo Carso, for 225,000 dollars, of which 128,750 dollars are agreed for a term of three years, with the last maturity in September 2005, and the remaining 96,250 dollars are for a period of five years with a last maturity in September 2007.

The loan agreements establish obligations for the borrowers, aside from which, they require that, on the basis of the Company's financial statements, certain ratios and financial proportions be maintained. All said requirements have been complied with at the date of issuance of these financial statements.

At December 31, 2002, there are other long-term loans, as well as loans secured with equipment amounting to 42,600 dollars, agreed at variable rates, with maturities ending in March 2010.

Long-term debt at December 31, 2002 matures as shown below:

Year ending December 31,	Amount
2004	Ps1,616,418
2005	4,509,229
2006	1,603,809
2007 and subsequent years	2,038,027
	Ps9,767,483

NOTE 8 - OPERATIONS WITH DERIVATIVE INSTRUMENTS:

Grupo Carso carried out operations with derivative instruments as temporary substitutes for cash operations in the foreign currency market or as coverage for exchange risk. Those operations are summarized as follows:

Exchange-rate futures -

At December 31, 2002, the company has contracts for the purchase and sale of futures, whose net sales position is for 115,000 dollars, with the last maturity on February 7, 2003, subject to an average agreed exchange rate of 10.3976. The net effect of this type of operation carried in 2002 was favorable by Ps79,167, and is shown under "Exchange loss - Net" in the statement of income.

Interest-rate swaps -

At December 31, 2002, the company has swap agreements amounting to Ps9,912,500, which means that it is subject to the exchange of interest every 28 days, paying an average fixed rate of 10.65% and charging variable rates referred to the twenty-eight-day Interbank Compensation Rate (ICR). Amount under those contracts mature from January 2007 to April 2012, the ICR at December 31, 2002 was 8.54%.

The effect of valuing contracts not covering specific operations (valued at Ps2,550,000) at market value at that date is Ps34,284, and is shown under "Other accounts payable and accrued liabilities" in the balance sheet. The net charge to income for the period ended December 31, 2002 was Ps222,210, and is shown under "Interest paid".

During the year ended December 31, 2002, the company recorded Ps784,722 charged to income corresponding to the present value of expected swap contract flows, which was cancelled in advance in order to negotiate new contracts with fixed rates suitable for current market conditions. That amount is shown under "Interest paid".

At December 31, 2002, the company has three swap agreements amounting to 414,167 dollars, which means it must exchange interest every three months, paying an average fixed rate of 4.79% and charging variable rates referred to the three-month LIBOR. Those agreements mature in the last quarter of 2003. The LIBOR at December 31, 2002 is 1.38%. The net charged to income for the year ended December 31, 2002 was Ps169,863, and is shown under "Interest paid".

Share option agreements -

In the years ended December 31, 2002 and 2001, the company recorded charges to income for Ps23,768 and Ps559,209, respectively, corresponding to the results of share option operations, which amounts are shown under "Interest paid". At December 31, 2002, there are no such operations.

NOTE 9 - RETIREMENT OBLIGATIONS:

The companies of the Group have established employee retirement plans, to which they do not contribute. The benefits under those plans are mainly based on years of service and remuneration upon retirement. The respective obligations and costs, as well as those corresponding to seniority premiums to which employees may be entitled upon termination of employment after 15 years of service, are recorded based on actuarial studies prepared by independent experts, in most cases, through contributions to an irrevocable trust fund.

Below is a summary of the principal financial data pertaining to those plans:

	December 31,	
	2002	2001
Projected benefit obligations	(Ps1,285,374)	(Ps1,276,310)
Plan assets at market value	1,302,138	1,350,798
Fund position	16,764	74,488
Unamortized transition liability	(64,927)	(74,691)
Unamortized variations in assumptions and adjustments	123,429	186,413
Unamortized plan modifications	153,970	161,844
Projected net asset (included in other assets)	Ps 229,236	Ps 348,054
Additional liability	(Ps 175,668)	(Ps 139,200)
Net cost for the period	Ps 87,781	Ps 61,112

The modifications to the plans, the variations in assumptions and adjustments for experience and that transition liability are being amortized over the remaining average labor life of the employees which are expected to receive the plan benefits.

NOTE 10 - STOCKHOLDERS' EQUITY:

At December 31, 2002, the company's subscribed and paid-in capital stock is composed as follows:

Shares*	Description	Amount
915,000,000	Series A1, represented by the fixed portion of the capital stock with no withdrawal rights	Ps1,058,036
(48,934,200)	Repurchased shares in treasury	(56,584)
866,065,800	Historical capital stock	1,001,452
	Restatement increment	4,511,497
	Capital stock	Ps5,512,949

* Ordinary nominative shares, with no par value.

At December 31, 2002, the nominal value of the reserve for acquisition of own shares is Ps323,475 (Ps953,883 in 2001).

The profit for the period is subject to the legal provision requiring that at least 5% of the profit for each period be set aside to increase the legal reserve until it is the equivalent of 20% of the capital stock. At December 31, 2002, the company's legal reserve was Ps381,635 (nominal value) and is shown under "Retained earnings".

Dividends are free from income tax if paid from the Net-Tax Profit Account (CUFIN). Dividends exceeding the CUFIN are subject to 51.52, 49.25 and 47.06% tax when paid in 2003, 2004 and 2005, respectively. That tax is payable by the company and may be credited against income tax for the period or for the following two periods. Dividends paid are not subject to tax withholding.

In the event of a capital reduction, the excess of capital over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, are accorded the same tax treatment as dividends. At December 31, 2002, the CUFIN and the capital contributions account amounted to Ps13,370,717 and Ps5,600,209, respectively, determined in accordance with current tax provisions.

NOTE 11 - INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING (ESPS):

Grupo Carso has been authorized to consolidate income tax and asset tax as a controlling company as from the 1994 period. In 2002 and 2001, Grupo Carso determined a consolidated tax result of Ps2,947,560 and Ps2,069,134, respectively. The respective taxes corresponding to those profits were covered with the estimated tax paid by the controlling and the controlled companies. The tax result differs from the book result, due basically to permanent differences arising from recognition of the effects of inflation on different bases, and to nondeductible expenses.

The income tax provision is as follows:

	December 31,	
	2002	2001
Income tax incurred	Ps2,048,825	Ps1,777,968
Deferred income tax	(388,094)	683,914
Total provision	Ps1,660,731	Ps2,461,882

As a result of the modifications to the Income Tax Law effective as from January 1, 2002 the income tax rate will be reduced annually as from 2003 until it reaches a nominal rate of 32% in 2005. Therefore, the effect of that gradual reduction in the income tax rate was considered in the deferred income tax valuation.

The main temporary differences on which deferred income tax is recorded are as follows:

	December 31,	
	2002	2001
Temporary investments in shares	Ps 23,382	Ps1,038,814
Accounts receivable from installment sales	3,100,831	3,353,429
Inventories – Net	9,415,023	8,866,430
Property, machinery and equipment	15,144,550	16,083,683
Goodwill amortized	1,690,479	1,608,600
Complementary asset reserves	(1,302,005)	(154,684)
Tax losses	(868,731)	(3,530,851)
Other	(492,543)	(203,548)
	26,710,986	27,061,873
Applicable income tax rate	34%	35%
	9,081,735	9,471,656
Effect of advance recognition of the exchange difference in the future rate	(143,435)	
	8,938,300	9,471,656
Recoverable asset tax	(306,132)	(148,688)
	8,632,168	9,322,968
Deferred income tax (CUFIN reinvested over the long term)	229,940	390,980
Deferred income tax liability - Net	Ps 8,862,108	Ps9,713,948

Asset tax is incurred at the rate of 1.8% on the net amount of certain assets and liabilities, only when it exceeds income tax payable.

In the period ended December 31, 2002 and 2001, Grupo Carso estimated consolidated asset tax of Ps441,075 and Ps417,289, which were exceeded by the respective income tax, which means that no asset tax was paid.

ESPS is calculated as specified in the Income Tax Law. In calculating ESPS, the effects of inflation for tax purposes and unamortized tax losses were not considered.

The provisions for ESPS are as follows:

	December 31,	
	2002	2001
ESPS incurred	Ps486,750	Ps579,045
Deferred ESPS	(88,943)	(69,092)
Total provision	Ps397,807	Ps509,953

NOTE 12 - INFORMATION BY SEGMENT:

Below is certain condensed financial information at December 31, 2002 and 2001 for the business segments operated by Grupo Carso:

	2002							
	Tobacco	Ceramic covering	Copper and aluminum derivatives	Products for the automobile, construction and telecommunications industries	Commercial	Mining	Other and eliminations	Total
Operating income	Ps 10,396,998	Ps2,864,907	Ps4,484,878	Ps 12,134,018	Ps 17,837,914	Ps 2,647,863	Ps1,518,813	Ps51,885,391
Operating profit	Ps 700,483	Ps 536,599	Ps 425,242	Ps 1,629,179	Ps 2,834,032	Ps 391,935	Ps 478,212	Ps 6,995,682
Net consolidated profit (loss) for the year	Ps 480,161	Ps 74,623	Ps 123,966	Ps 678,246	Ps 1,824,006	(Ps 115,350)	(Ps 56,445)	Ps 3,009,207
Depreciation and amortization	Ps 184,722	Ps 288,029	Ps 234,482	Ps 388,490	Ps 575,882	Ps 268,911	Ps 129,285	Ps 2,069,801
Amortization of goodwill and deferred charges	Ps 0	Ps 17,282	Ps 0	Ps 77,701	(Ps 102,050)	Ps 57,320	Ps 169,829	Ps 220,082
Investments in shares and unconsolidated real estate trust	Ps 0	Ps 0	Ps 145	Ps 702,365	Ps 687,564	Ps 100,335	Ps 874,299	Ps 2,364,708
Total assets	Ps 3,943,013	Ps5,671,320	Ps8,437,536	Ps 12,567,878	Ps 21,166,807	Ps 7,051,997	Ps4,032,427	Ps62,870,978
Total liabilities	Ps 2,659,012	Ps3,463,325	Ps4,264,091	Ps 4,558,067	Ps 13,520,364	Ps 4,478,356	Ps2,438,579	Ps35,381,794

	2001							
	Tobacco	Ceramic covering	Copper and aluminum derivatives	Products for the automobile, construction and telecommunications industries	Commercial	Mining	Other and eliminations	Total
Operating income	Ps9,268,626	Ps 2,735,168	Ps 5,152,523	Ps 15,054,016	Ps17,530,793	Ps 2,907,889	Ps 1,655,906	Ps 54,304,921
Operating profit	Ps 680,748	Ps 589,548	Ps 599,023	Ps 2,485,672	Ps 2,972,147	Ps 348,908	Ps 725,270	Ps 8,401,316
Net consolidated profit (loss) for the year	Ps 340,020	Ps 372,791	(Ps 51,691)	Ps 1,400,371	Ps 1,285,322	(Ps 92,840)	(Ps 856,991)	Ps 2,396,982
Depreciation and amortization	Ps 188,477	Ps 235,550	Ps 257,883	Ps 376,554	Ps 534,479	Ps 278,346	Ps 93,334	Ps 1,964,623
Amortization of goodwill and deferred charges	Ps 0	Ps 15,661	Ps 0	Ps 39,485	(Ps 315,813)	Ps 61,744	Ps 217,592	Ps 18,669
Investments in shares and unconsolidated real estate trust	Ps 0	Ps 0	Ps 153	Ps 788,090	Ps 688,799	Ps 107,416	Ps 708,570	Ps 2,293,028
Total assets	Ps3,747,110	Ps 5,816,465	Ps 8,435,501	Ps 13,495,818	Ps21,133,588	Ps 7,997,154	Ps 6,740,319	Ps 67,365,955
Total liabilities	Ps2,343,780	Ps 3,960,529	Ps 4,630,070	Ps 5,873,177	Ps14,986,764	Ps 5,896,254	Ps 4,501,511	Ps 42,192,085

NOTE 13 - COMMITMENTS:

Under an agreement signed on December 20, 2001, Sears extended the trademark licensing agreement for a period of 10 years as from April 17, 2002. That license specifies the payment of 1% on all income from the sale of merchandise for which use of the Sears name is permitted, both in its company name and in its stores, as well as for exploitation of trademarks owned by Sears Roebuck and Company (Sears USA), principally Craftsman and Kenmore.

At December 31, 2002, Sanborns has signed agreements for suppliers for the remodeling and construction of some of its stores. Commitments contracted in that regard amount to approximately Ps133,126.

Frisco sells ore based on sales agreements, which are generally renewable each year, and which establish the conditions and references to ore prices on international markets. The subsidiary Química Fluor, S. A. de C. V. has signed a number of long-term agreements adjustable annually with Atofina Chemicals Inc., E.I. Du Pont de Nemours & Co. and Solvay Fluorides Inc., in which it commits to selling them a significant portion of its production of hydrofluoric acid, at prices similar to market value.

At December 31, 2002, the subsidiary Ferrosur, S. A. de C. V., as part of the investment commitments under the Business Plan, which form part of the concession granted to it for the exploitation of the general railway lines in the southeast of the country, which includes compliance with the budget for investments in rolling stock, machinery and equipment, signals and communications, railway line, and sundry structures and maintenance. In 2002, Ps329,000 was invested mainly in the refurbishment of lines and the acquisition of rolling stock. Under the business plan, investments of Ps246,000 must be made in 2003.

NOTE 14 - CONTINGENCIES:

In January 2000, COC Services Ltd. (COC Services) filed a lawsuit against CompUSA Inc. (CompUSA) at the Dallas, Texas District Court, containing a number of contractual and civil liability claims against CompUSA arising from a letter of intent pertaining to franchises sold to retailers in Mexico. The lawsuit also specifies claims against other parties, including Grupo Carso, Sanborns and Mr. Carlos Slim Helú. COC Services is claiming payment of real damages amounting to 150,000 dollars by CompUSA as a result of noncompliance with the agreement, extracontractual interference with contract and possible contract and conspiracy claims amounting to 2,000 dollars in damages for fraud, as well as punitive damages amounting to 300,000 dollars. COC Services also demands the payment of interest, legal expenses and court expenses.

The lawsuit was transferred to the Dallas, Texas 116 District Court, where it was tried by jury in January and February 2001. In February 2001, the jury declared all the defendants to be guilty of several of the claims filed, and ordered each of the defendants to pay compensatory and punitive damages. Real punitive damages awarded to COC Services payable by the defendants are as follows: 175,500 dollars by James Halpin, former President and Director General of CompUSA, 94,500 dollars by CompUSA, 67,500 by Mr. Carlos Slim, 13,500 dollars by Grupo Carso and 13,500 dollars by Sanborns. Based on those decisions, the parties involved filed a statement at the court concerning a number of legal matters affecting the final sentence.

On May 18, 2001, the judge reduced the damages from 454,000 dollars to 121,500 dollars, for a total reduction of 73% of the verdict handed down against Grupo Carso, Sanborns, Mr. Carlos Slim, CompUSA and the former Director General, Mr. James Halpin. The judge also eliminated jury decisions against CompUSA and Mr. James Halpin.

Grupo Carso, Sanborns and Mr. Carlos Slim have taken several actions in the procedure and have appealed that sentence at the Texas courts. The appeals are being processed, and there is no way of determining the possible result, although a bond has been posted to guarantee any payment resulting from the definitive resolution. Although a reduction was obtained in the verdict, the parties intend to apply all legal recourses at all applicable levels as long as required in order to be exonerated from pending accusations.

Additionally, there is information to the effect that COC Services has filed an appeal in order to obtain a resolution more closely resembling the jury verdict, which would once again include CompUSA and Mr. Halpin.

NOTE 15 - NEW ACCOUNTING PRONOUNCEMENTS:

In 2002, the Mexican Institute of Public Accountants issued new Statements C-8 "Intangible Assets" and C-9 "Liabilities, Provisions, Assets and Contingent Liabilities and Commitments". The provisions of those new statements are mandatory for periods beginning as from January 1, 2003, although advance application is recommended.

Company management is in the process of evaluating the effect of applying said statements.